Exhibit 99.1

TOTAL
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La Défense 6
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Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
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Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
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Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
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542 051 180 R.C.S. Nanterre
www.total.com
Kazakhstan: Total signs an agreement to acquire
a 50% interest in the concession held by OTG
Paris, March 17, 2010 - Total announces the signature of an agreement to acquire a 50% interest in Kazakhstan’s Concession held by OilTechnoGroup (OTG), the Kazakh subsidiary of Poland’s Petrolinvest. The roughly 5,500-square-kilometre onshore license presently being explored is located in northwestern Kazakhstan.
The transaction, subject to the Kazakh government approval, broadens Total’s portfolio of acreage in Kazakhstan. As operator of the license, Total will proceed with a work program that includes reprocessing of seismic data and drilling of a well. A well has already been drilled on the license, with encouraging results.
“The acquisition of the stake in the concession held by OTG allows the Group to deploy its deep drilling expertise as an operator in Kazakhstan in a region with promising potential,” said Yves-Louis Darricarrère, President, Total Exploration & Production.
Total Exploration and Production in Kazakhstan
Since 1992, Total has been present in Kazakhstan with the company’s 16.8% stake in the North Caspian permit, which includes the giant Kashagan field operated by the North Caspian Operating Company (NCOC). Kashagan is planned to enter into production at the end of 2012.
In Kazakhstan, as in all the countries in which it operates, the Group is committed to minimizing its environmental impact and is a fully engaged and socially responsible industrial actor. With this regard Total will bring both operational excellence and environmental performance together in the operatorship of the concession held by OTG. Indeed, all activities surrounding this project are to be positively impacted by a number of environmental, economic and societal actions to be managed in a sustainable manner.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com